

June 30, 2023

Abid Neemuchwala
Chairman and Chief Executive Officer
Compass Digital Acquisition Corp.
3626 N Hall St, Suite 910
Dallas, Texas 75219

> **Re: Compass Digital Acquisition Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response dated June 20, 2023**
> **File No. 001-40912**

Dear Abid Neemuchwala:

We have reviewed your June 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1. We note your response to comment 1 indicating that your sponsor is not controlled by and does not have substantial ties with a non-U.S. person. Please also explicitly confirm that your sponsor is not a non-U.S. person if true.

2. Your disclosure on page 62 indicates that your sponsor is controlled by your CEO and a member of your board of directors. Based on information provided about your officers and directors at page 52, we note that your CEO is the former CEO of a large global IT service firm based in India as recently as June 2020. Please tell us how you considered this in determining whether your sponsor is a non-U.S. person, is controlled by a non-U.S. person or has substantial ties with a non-U.S. person. Please also clarify whether the controlling parties of your sponsor maintain U.S. citizenship.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan, Staff Accountant, at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation